UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2015
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        ☒ Form 20-F                                                           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Elbit Systems Ltd. (the “Company”) (NASDAQ and TASE: ESLT) is disclosing in this report on Form 6-K, in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), that the Company’s compensation committee and board of directors, in their meetings held on November 9, 2015 and November 10, 2015, respectively, (the “Meetings”) approved, in accordance with Sections 1A1 and 1B(5) of the Israeli Companies Regulations (Relief from Related Parties’ Transactions), 5760-2000 (the “Regulations”), the inclusion of Mr. Michael Federmann and Mr. David Federmann, who may be considered as direct or indirect controlling shareholders of the Company , and of Mr. Bezhalel Machlis, the Company's President and Chief Executive Officer, (the “Resolution”) in the directors and officers (D&O) liability insurance policy (the “Policy”) the purchase of which by the Company for the Company’s directors and other officers was approved in the Meetings. The Company's compensation committee and the board of directors also approved in the Resolution, in compliance with the Regulations, that the terms of the Policy applicable to each of Mr. Michael Federmann, Mr. David Federmann and Mr. Bezhalel Machlis are identical to those of all other directors and officers of the Company, that the Policy to be purchased is on market terms and that the purchase of the Policy does not have a material effect on the Company’s profitability, its assets or obligations. The Policy provides insurance coverage for directors and other officers in accordance with the terms of the Compensation Policy of the Company that was approved by the Company’s shareholders on January 4, 2014. The Policy to be purchased as aforesaid will be for a period of one year from the date of its purchase, in an aggregate insurance coverage amount of up to $70 million, and the yearly premium to be paid by the Company will be approximately $400,000. The types of liabilities covered by the Policy will be substantially similar to those covered by the Company’s current D&O insurance policy.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of the aforementioned Resolution; provided, however, that such objection is submitted in writing to the Company within 14 days of the date of this announcement. If such objection is received by the Company within such 14-day period, the aforementioned Resolution will require shareholders’ approval by a special majority pursuant to Section 275 of the Companies Law.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: www.elbitsystems.com, follow us on Twitter (https://twitter.com/ElbitSystemsLtd) or visit our official Youtube Channel
.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management’s expectations, estimates, projections and assumptions. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By:         /s/ Ronit Zmiri
Name:         Ronit Zmiri
Title:         Corporate Secretary

Dated:         November 11, 2015